UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Ltd

Interim Results for the Six Months Ended 30 June 2005

Rehovot, Israel, 7 September 2005: XTL Biopharmaceuticals Ltd. (LSE: XTL) (“XTLbio” or the “Company”) a biopharmaceutical company developing drugs against hepatitis, today announces interim financial results for the six months ended 30 June 2005.

Highlights:

—
Re-focusing plan designed to enable the Company to realize value from its Research and Development programs and focus its resources on the development of its lead programs through to clinical proof-of principle.

—	Decrease in the loss for the period by 50% - the loss for the period was $5 million compared to $10 million during the same period last year.

—	Strengthening the hepatitis C small molecule pipeline and discovery capabilities - XTLbio signed an in-license and asset purchase agreement with VivoQuest Inc.

—	Transition of HepeX-B development activities from XTLbio to Cubist was completed.

—	FDA granted XTL-6865 “Fast Track” designation for the treatment of HCV re-infection following a liver transplant.

—	Submitted a US investigational new drug application to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865, the dual-MAb product.

—	Shares listed on two new stock exchanges - Nasdaq and the Tel Aviv Stock Exchange

Commenting on the results, Michael S. Weiss, Chairman, said: "The Company's management is taking significant actions to focus its business activities in areas with the highest potential. The financial results for the first half of the year reflect the start of this process.  Trading on NASDAQ and the Tel-Aviv Stock Exchanges provides an important milestone for the Company and will help us attract investors and analysts. The Company will continue to develop its various clinical products while at the same time, continue to seek to in-license or acquire additional candidates or complementary technologies."

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
XTL Biopharmaceuticals Ltd. (XTLbio) is a biopharmaceutical company developing drugs against hepatitis. Established in 1993, XTLbio became a public company in 2000 and its ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange under the symbol XTL, on the Tel Aviv Stock Exchange, Israel and on NASDAQ under the symbol XTLB.

Cautionary Statement
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our ADR’s, are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipelines and other risk factors identified from time to time in our reports filed with the various regulatory bodies. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

Chairman’s Review

We are pleased to report that XTLbio has made progress in the first half of the year on the back of changes in the Company. In February, the shareholders at an Extraordinary General Meeting decided on changing the Board of Directors.

Strategy

The new board undertook a review of the business and agreed in March 2005 on a re-focusing plan designed to enable the Company to realize value from its Research and Development programs. Integral to the strategy is the board’s initiative to focus its resources on the development of its lead programs through to clinical proof-of-principle. The plan also provided for cost savings as is evident from the decrease in the loss for the period of $5 million compared to $10 million during the same period last year.

XTL-6865 (Product for the Prevention of Re-Infection of HCV and treatment of chronic HCV disease)

XTL-6865 (formerly known as HepeX-C) is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. A single antibody version of this product was tested in a pilot clinical program that included both Phase I and Phase II clinical trials. In April 2005, XTLbio submitted a US investigational new drug application (IND) to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865, the dual-MAb product.

The FDA granted XTL-6865 “Fast Track” designation for the treatment of HCV re-infection following a liver transplant.

Financial Review

As at 30 June 2005, the Company’s cash and short term investments were US$16.6 million (31 December 2004: US$22.9 million).

The Company recorded revenue of US$2.6 million compared to US$0.7 million in the same period last year. Revenue for the period was primarily due to the reimbursement for development expenses for HepeX-B that was incurred pursuant to XTLbio’s licensing agreement with Cubist and was also due to in-licensing revenue pursuant to the agreement with Cubist. The Company entered into its agreement with Cubist in June 2004.

Research and Development costs decreased by US$4.7 million to US$3.5 million from US$8.2 million for the first half of 2004. The decrease in Research and Development costs was due primarily to the absence of expenses related to early stage discovery research activities related to infectious diseases, a decrease in expenses related to the development and clinical program of HepeX-B, due to the initiation of the collaboration agreement with Cubist, as well as due to a decrease in expenses related to the development and clinical program of HepeX-C. This decrease was partially offset by an increase in expenses associated with XTLbio’s HCV-SM program.

General and administrative expenses increased by US$0.2 million to US$1.6 million in comparison to US$1.4 million in the parallel period last year. The increase in general and administrative expenses was due primarily to costs related to our NASDAQ listing and shareholder meetings.

Business development costs decreased by US$0.4 million to US$0.1 million in contrast to US$0.5 million in the first half of 2004.

Strengthening hepatitis C Small Molecule Pipeline and Discovery Capabilities

As part of the aforementioned plan, XTLbio signed an in-license and asset purchase agreement with VivoQuest Inc.

VivoQuest's lead program focuses on development of compounds for the treatment of hepatitis C virus (HCV) infection, and has identified multiple lead candidates in this disease area that have shown significant activity in preclinical model systems, which is equal to or greater than the most promising molecules in clinical development today.

Under the license, XTLbio has the exclusive worldwide rights to VivoQuest's intellectual property and technology, including its HCV compounds and compound library.  XTLbio will be responsible for the further development and commercialization of VivoQuest's HCV program.

HepeX-B (Product for the Prevention of Re-Infection of hepatitis B)

HepeX-B was recently studied in a Phase IIb clinical trial in liver transplant patients. In August 2005, we announced that the dosing portion of the study ended. In August 2005, we also announced the recent review of the safety data from all patients enrolled in the study by an Independent Data and Safety Monitoring Board, or DSMB, and no safety concerns were raised. Cubist plans to review data from this Phase IIb trial with the FDA as part of a discussion of design elements of a Phase III clinical trial.

In August 2005, we also announced that the transition of HepeX-B development activities from XTLbio to Cubist was completed. This transition will enable us to focus all our current resources on our HCV programs.

Shares listed on NASDAQ and the Tel-Aviv Stock Exchange

Recently we listed our shares on NASDAQ and the Tel-Aviv Stock Exchange in addition to our trading on the London Stock Exchange since 2000. We believe that this is a major milestone for the Company and will help us attract new investors from the US, Israel and around the world. XTLbio is now one of the few companies whose shares are traded on three stock exchanges which allows for virtually round the clock trading.

Current Strategy

Under our current strategy, we plan to:

•	commence the clinical development of XTL-6865 and our small molecule development efforts;
•	continue our efforts to bring one or more products into clinical development from our small molecule development programs; and
•	seek to in-license or acquire additional candidates or complementary technologies.

Michael S. Weiss
Chairman

6 September 2005

The Board of Directors of
XTL Biopharmaceuticals Ltd.

Re:	Review of condensed consolidated unaudited interim financial statements for the six months period ended June 30, 2005

At your request, we have reviewed the condensed consolidated interim balance sheet of XTL Biopharmaceuticals Ltd. (hereafter - the Company) and its subsidiary at June 30, 2005 and the condensed consolidated statements of operations, changes in shareholders’ equity and cash flows for the six months period then ended. We have also reviewed the consolidated statements of operations and cash flows for the period from March 9, 1993 (incorporation date) to June 30, 2005 (the amounts included therein, which relate to the period through December 31, 2000, are based on the financial statements for 2000, which were audited by another accounting firm).

Our review was performed in accordance with auditing standards generally accepted in Israel and the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures include: reading of the financial statements referred to above, reading of minutes of meetings of shareholders, the board of directors and its committees, and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with auditing standards generally accepted in Israel and in the United States, we do not express an opinion on the condensed consolidated interim financial statements.

In performing our review, nothing came to our attention that indicated that material adjustments should be made to the interim condensed consolidated financial statements referred to above in order for them to be considered as having been prepared in accordance with the accounting principles generally accepted in the United States.

Sincerely yours,

Kesselman & Kesselman

Certified Public Accountants (Israel)
A member of PricewaterhouseCoopers International

Tel Aviv, Israel
6 September 2005

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
BALANCE SHEETS
AT JUNE 30, 2005
June 30		December 31,
2005	2004	2004
(Unaudited)		(Audited)
$ In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,967	7,841	12,788
Short-term deposits	11,658	5,026	10,136
Marketable securities		336
Accounts receivable:
Trade	1,667	700	543
Other	318	630	306
T o t a l current assets	18,610	14,533	23,773
SEVERENCE PAY FUNDS	465	745	830
RESTRICRED LONG-TERM DEPOSITS	108	107	113
PROPERTY AND EQUIPMENT, net	791	904	908
	19,974	16,289	25,624
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
accounts payable and accruals:
Trade	1,020	1,913	1,108
Other	1,660	1,828	2,026
Deferred gain, see note 4	399	164	399
T o t a l current liabilities	3,079	3,905	3,533

LIABILITY FOR EMPLOYEE RIGHTS UPON
RETIREMENT	752	1,294	1,291
DEFERRED GAIN, see note 4	998	572	1,198
T o t a l long-term liabilities	1,750	1,866	2,489
SHAREHOLDERS’ EQUITY:
Share capital	846	594	841
Additional paid in capital	105,029	89,314*	104,537*
Deferred share - based compensation		*	*
Accumulated other comprehensive loss		(19)
Deficit accumulated during the development stage	(90,730)	(79,371)	(85,776)
T o t a l shareholders' equity	15,145	10,518	19,602
	19,974	16,289	25,624

* Reclassified

Date of approval of the interim financial statements: September 6, 2005.

Michael Weiss	Ido Seltenreich
Chairman of the	Director
Board of Directors

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005

Period from
Six months ended		Year ended	March 9, 1993*
June 30		December 31,	to June 30,
2005	2004	2004	2005
(Unaudited)		(Audited)	(Unaudited)
$ In thousands
REVENUES
Reimbursed out-of-pockets expenses	2,408	700	3,269	5,677
License	200	18	185	385
	2,608	718	3,454	6,062
COST OF REVENUES
Reimbursed out-of-pockets expenses	2,408	700	3,269	5,677
License (with respect to royalties)		4	32	32
	2,408	704	3,301	5,709
GROSS MARGIN	200	14	153	353
RESEARCH AND DEVELOPMENT COSTS	3,549	8,178	11,985	78,582
L E S S - PARTICIPATIONS				10,950
	3,549	8,178	11,985	67,632
GENERAL AND ADMINISTRATIVE EXPENSES	1,600	1,395	4,134	25,320
BUSINESS DEVELOPMENT COSTS	130	548	810	4,416
IMPAIRMENT OF ASSET HELD FOR SALE				354
OPERATING LOSS	5,079	10,107	16,776	97,369
FINANCIAL INCOME, net	176	64	352	6,876
LOSS BEFORE TAXES ON INCOME	4,903	10,043	16,424	90,493
TAXES ON INCOME	51	25	49	237
NET LOSS FOR THE PERIOD	4,954	10,068	16,473	90,730

BASIC AND DILUTED PER SHARE DATA:
Loss per ordinary share	$ (0.03)	$ (0.09)	$ (0.12)
Weighted average number of ordinary shares used to compute loss per ordinary share	168,540,438	112,019,464	134,731,766

* Incorporation date see note 1(a).

The accompanying notes are an integral part of the condensed financial statements.

(Continued) -1
XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005

Deficit
				Accumulated	accumulated
		Additional	Deferred	other	during the
Number	Share	paid-in	Share - based	comprehensive	development
of shares	capital	capital	compensation	income (loss)	stage	Total
$ In thousands

BALANCE AT JANUARY 1, 2005 (audited)	168,079,196	841	104,537*	-,-*	-,-	(85,776)	19,602
CHANGES DURING THE SIX MONTHS
ENDED JUNE 30, 2005 (unaudited):
Loss						(4,954)	(4,954)
Exercise of employee and non employee stock options	1,104,058	5	409				414
Employee stock options expenses			72				72
Non employee stock options expenses			11				11
BALANCE AT JUNE 30, 2005 (unaudited)	169,183,254	846	105,029*	-,-*	-,-	(90,730)	15,145
BALANCE AT JANUARY 1, 2004 (audited)	112,019,464	594	89,303*	*	14	(69,303)	20,608
CHANGES DURING THE SIX MONTHS
ENDED JUNE 30, 2004 (unaudited):
Loss						(10,068)	(10,068)
Net unrealized gain					(33)		(33)
Comprehensive loss							(10,101)
Non Employee stock options expenses			11				11
BALANCE AT JUNE 30, 2004 (unaudited)	112,019,464	594	89,314*	*	(19)	(79,371)	10,518

* Reclassified

The accompanying notes are an integral part of the condensed financial statements.

(Concluded) - 2
XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005

Deficit
				Accumulated	accumulated
		Additional	Deferred	other	during the
Number	Share	paid-in	Share - based	comprehensive	development
of shares	capital	capital	compensation	income (loss)	stage	Total
$ In thousands

BALANCE AT JANUARY 1, 2004 (audited)	112,019,464	594	89,303*	*	14	(69,303)	20,608
CHANGES DURING THE YEAR ENDED
DECEMBER 31, 2004 (audited):
Comprehensive loss:
Net loss						(16,473)	(16,473)
Net unrealized gain					(14)		(14)
Comprehensive loss							(16,487)
Non-employee stock option expenses			32				32
Exercise of employee stock options	50,000	* *	19				19
Issuance of shares, net of $2,426 share issuance expenses	56,009,732	247	15,183				15,430
BALANCE AT DECEMBER 31, 2004 (audited)	168,079,196	841	104,537*	*	-,-	(85,776)	19,602

* Reclasified
** represents an amount less than $ 1,000.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005

				Period from
	Six months		Year ended	March 9, 1993(**)
	ended June 30		December 31,	to June 30,
	2005	2004	2004	2005
	(Unaudited)		(Audited)	(Unaudited)
			$ In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(4,954)	(10,068)	(16,473)	(90,730)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	124	177	319	2,711
Capital loss (gain) on sale of property and equipment	(4)	(1)	1	8
Change in liability for employee rights upon retirement	(539)	99	30	812
Impairment of asset held for sale				354
Loss (gain) from marketable securities, net		(7)	13	(410)
Employee and non employee stock options expenses	83	11	32	515
Loss (gain) on amount funded in respect of employee	26		(4)	22
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,124)		(543)	(2,326)
Other	(12)	(624)	400	388
Increase (decrease) in deferred gain	(200)	736	1,597	1,397
Increase (decrease) in accounts payable and accruals	(454)	740	133	2,633
Net cash used in operating activities*	(7,054)	(8,937)	(14,495)	(84,626)
CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term deposits, net	(1,522)	12,303	7,193	(11,658)
Long-term deposits, net	5	52	46	(108)
Investment in available for sale securities				(3,363)
Proceeds from sales of available for sale securities		387	722	3,773
Severance pay funded	339	(121)	(136)	(547)
Purchase of property and equipment	(38)	(31)	(180)	(4,021)
Proceeds from sale of property and equipment	35	4	5	157
Net cash provided by (used in) investing activities	(1,181)	12,594	7,650	(15,767)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital - net of share issuance expenses			15,430	104,376
Exercise of share warrants and employee stock options	414		19	984
Proceeds from long-term debt				399
Proceeds from short-term debt				50
Payments relating to long-term debt				(399)
Payments relating to short-term debt				(50)
Net cash provided by financing activities	414		15,449	105,360
NET INCREASE IN CASH AND CASH EQUIVALENTS	(7,821)	3,657	8,604	4,967

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,788	4,184	4,184

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,967	7,841	12,788	4,967

Supplementary information on financing activities not involving cash flows -
conversion of convertible subordinated debenture into Shares				1,700
Supplemental disclosures:
Income taxes paid	57	34	107	378
Interest paid				350
(*) Including effect of changes in the exchange rate on cash	23		(73)	(1,816)
(**) Incorporation date see note 1(a).

The accompanying notes are an integral part of the condensed financial statements

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2005
(Unaudited)

1.	General:

a.
XTL Biopharmaceutical Ltd. ("the Company") was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Financial Accounting Standard 7 ("FAS") “Accounting and Reporting by Development Stage Enterprises”.

The principal activity of the Company is the development of therapeutic pipeline for the treatment of infectious diseases.

The Company has a wholly-owned subsidiary in the United States - XTL Biopharmaceuticals Inc. ("Subsidiary"), which was incorporated in 1999 under the law of the state of Delaware. The subsidiary is primarily engaged in business development and clinical activities.

b.
Through June 30, 2005, the Company has incurred losses in an aggregate amount of US$ 90,730,000. Such losses have resulted primarily from the Company's activities as a development stage company. Considering the Company’s current reserves the Company does not foresee any cash limitations to finance its operations for the coming year.

c.
The interim financial statements at June 30, 2005 ("the interim statements") were drawn up in condensed form, in accordance with accounting principles generally accepted applicable to interim statements. Thus, the accounting principles applied in preparation of the interim statements are consistent with those applied in the preparation of annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for annual financial statements.

d.	Certain comparative figures have been reclassified to conform to the current period presentation.

2.	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar ("$" or "dollar"). Most of the Company's research and development expenses are incurred in dollars. Significant part of the Company's capital expenditures and substantially all of its financing is in dollars. Thus, the functional currency of the Company is dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in the statements of operations, the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items) - historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
AT JUNE 30, 2005
(Unaudited)

2.	Functional currency (continued):

Following are the changes in the exchange rate of the dollar and in the Israeli Consumer Price Index (“CPI”):

	Six months ended		Year ended
	June 30		December 31,
	2005	2004	2004
	%	%	%
Rate of change of the Israeli currency against the dollar	6.2	2.7	(1.6)
Changes in the Israeli CPI	0.5	1.4	1.2
Exchange rate of one dollar (at end of period)	NIS 4.574	NIS 4.497	NIS 4.308

3.	Employee Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 (January 1, 2006 for the Company). Early adoption of FAS 123R is encouraged. Accordingly the Company decided to adopt this statement on January 1, 2005. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

Prior to January 1, 2005 the Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
AT JUNE 30, 2005
(Unaudited)

3.	Employee Stock Based Compensation (continued)

The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation for the period ended December 31, 2004.

			Period from
	Six months	Year ended	March 9, 1993*
	ended June	December 31,	to December
	30, 2004	2004	31, 2004
Loss for the period, as reported	10,068	16,473	85,776
Deduct: stock based employee
compensation expense, included
in reported loss
Add: stock based employee			(483)
compensation expense
determined under fair value
method for all awards	162	239	6,355
Loss-pro-forma	10,230	16,712	91,648
Basic and diluted loss per share:
As reported	$ 0.09	$ 0.12
Pro-forma	$ 0.09	$ 0.12

* Incorporation date see note 1(a).

4.	License agreement

The Company entered into a licensing agreement with Cubist in June 2004, under which the Company granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing a hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by the Company.

In August 2005, the Company amended its licensing agreement with Cubist. Under the terms of the agreement, as amended, Cubist paid the Company an initial up front nonrefundable payment of U.S.$1 million upon the signing of the agreement, and a payment of U.S.$1 million (out of which $200,000 was recorded as revenue in the 6 moths period ended June 30, 2005) as collaboration support paid in 2004 (instead of a total of $2 million to be paid in installments through 2005, as per the original agreement). Furthermore under the terms of the agreement, as amended, Cubist shall make a payment in the amount of U.S.$3 million upon achievement of certain regulatory milestones till 2007 or an amount of U.S.$2 million upon achievement of the same certain regulatory milestones till 2008.

The Company accounts for the payments resulting from the agreement, as follows (i) the $1 million up-front fee and the installment payments aggregating $1 million are recorded as deferred revenue upon receipt and amortized through 2008 or date regulatory approval obtained, if earlier, and (ii) the milestone contingent payments will be recorded as revenue upon regulatory approval milestones obtained.

The agreement expires on the later of the last valid patent claim covering HepeX-B to expire, or 10 years after the first commercial sale of HepeX-B on a country by country basis.

5.	Recent accounting pronouncement:

FAS 154 Accounting Changes and Error Corrections - a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

6.	Subsequent events

1.
In August 2005, the Company entered into an asset purchase agreement with VivoQuest (hereafter - VQ) pursuant to which the Company agreed to purchase from VQ certain assets, including VQ’s laboratory equipment, and to assume VQ’s lease of its laboratory space.

In consideration, the Company will pay $450,000 to VQ, which payment will be satisfied by the issuance of ordinary shares having a fair market value in the same amount as of the closing date.

In addition, the Company entered into a license agreement with VQ pursuant to which, upon the closing under the asset purchase agreement, the Company will acquire exclusive worldwide rights to VQ’s intellectual property and technology. The license covers a proprietary compound library, including VQ’s lead HCV compounds. The terms of the license agreement include an initial upfront license fee of approximately $941,000 to be paid in ordinary shares at the time of closing of the asset purchase agreement. The license agreement also provides for additional milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at the Company’s election. In addition, the license agreement requires that the Company will make royalty payments on product sales. Pursuant to an interim funding letter, the Company has agreed to provide up to $400,000 to VQ to cover operating expenses prior to the closing of the transaction. The closing of the agreements is subject to customary closing conditions and is expected to occur in September 2005.

2.
On August 1, 2005, the shareholders of the Company approved a grant of 2,000,000 options to purchase the Company ordinary shares, nominal value NIS 0.02 each, to a director, and a grant of 9,250,000 options to purchase the Company ordinary shares, nominal value NIS 0.02 each, to the Chairman. The options are exercisable for a period of five years from the date of issuance, and were granted in accordance with the terms and conditions of the Company 2001 Stock Option Plan. The options have an exercise price equal to $0.354 per share.

One third of each grant of options vests upon the Company achieving total market capitalization milestones of $150 million, $250 million and $350 million, respectively, provided that they are still directors of the Company at each such vesting. The Company expects that the grant of these options will result in a material charge to the Company’s general and administrative expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 8, 2005	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer